Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G with respect to the shares of common stock, par value $0.001 per share, of Caris Life Sciences, Inc. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 28th day of July, 2025.

TSSP Sub-Fund HoldCo, LLC

By: /s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

Alan Waxman

By: /s/ Joshua Peck
Name: Joshua Peck, on behalf of Alan Waxman (*)

(*) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, filed herewith.